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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2011

Washington, DC 110

SEC FILE NUMBER
8- 67566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corporate Finance Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24461 Ridge Route Drive, Ste A200
(No. and Street)

Laguna Hills (City) Ca (State) 92653 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Heydenrych (949) 305-6710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMJ Corbin & Company LLP
(Name – *if individual, state last, first, middle name*)

555 Anton Blvd., Suite 1000, Costa Mesa, Ca 92628
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter Heydenrych, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corporate Finance Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CATHERINE PATIENCE
COMM. #1735776
Notary Public - California
Orange County
My Comm. Expires Mar. 31, 2011

[signature]
Signature

FINOP
Title

Catherine Patience
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of Orange)

On February 17, 2011 before me, Catherine Patience
(insert name and title of the officer)

personally appeared Peter Heydenrych,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

CATHERINE PATIENCE
COMM. #1735776
Notary Public - California
Orange County
My Comm. Expires Mar. 31, 2011
NR01

Signature Catherine Patience (Seal)

CORPORATE FINANCE SECURITIES, INC.

SEC ID No. 8-67566

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

For The Year Ended December 31, 2010

with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THEREON

and

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

KMJ | Corbin & Company
Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Corporate Finance Securities, Inc.

We have audited the accompanying statement of financial condition of Corporate Finance Securities, Inc. (the "Company") as of December 31, 2010, and the related statements of income, shareholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporate Finance Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 28, 2011

p 714 380 6565 f 714 380 6566 555 Anton Blvd Suite 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

STATEMENT OF FINANCIAL CONDITION

ASSETS		December 31, 2010
Current assets:		
Cash and cash equivalents	$	59,906
Commission receivables		20,000
Other receivables		20,514
Deferred tax asset		1,420
Prepaid expenses and other		3,052
	$	104,892
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$	17,722
Commissions payable		19,000
Total current liabilities		36,722
Commitments and contingencies		
Shareholders' equity:		
Series A convertible preferred stock, $0.01 par value; 15 shares authorized, no shares issued and outstanding		-
Series B convertible preferred stock, $0.01 par value; 15 shares authorized, 9 shares issued and outstanding (liquidation preference of $35,100)		-
Series C convertible preferred stock, $0.01 par value; 15 shares authorized, 4 shares issued and outstanding (liquidation preference of $12,600)		-
Common stock, no par value; 1,000,000 shares authorized, 13,000 shares issued and outstanding		15,250
Additional paid-in capital		45,750
Retained earnings		7,170
Total shareholders' equity		68,170
	$	104,892

STATEMENT OF INCOME

	For The Year Ended December 31, 2010
Revenues:	
Commissions	$ 574,000
Other revenues	115,732
Total revenues	689,732
Expenses:	
Commissions	567,460
Other general and administrative	102,693
Total expenses	670,153
Income before income taxes	19,579
Provision for income taxes	5,834
Net income	$ 13,745

See accompanying notes to financial statements

CORPORATE FINANCE SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For The Year Ended December 31, 2010

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance At January 1, 2010	4	$ 20,000	-	$ -	-	$ -	4,000	$ 4,000	$ -	$ (6,575)	$ 17,425
As reclassified	-	(20,000)	-	-	-	-	-	-	20,000	-	-
Preferred stock issued	-	-	9	-	4	-	-	-	45,750	-	45,750
Preferred stock redeemed	(4)	-	-	-	-	-	-	-	(20,000)	-	(20,000)
Common stock issued	-	-	-	-	-	-	9,000	11,250	-	-	11,250
Net income	-	-	-	-	-	-	-	-	-	13,745	13,745
Balance at December 31, 2010	-	$ -	9	$ -	4	$ -	13,000	$ 15,250	$ 45,750	$ 7,170	$ 68,170

See accompanying notes to financial statements

STATEMENT OF CASH FLOWS

	For The Year Ended December 31, 2010
Cash flows from operating activities:	
Net income	$ 13,745
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Commission receivables	(20,000)
Other receivables	(15,142)
Deferred tax asset	1,900
Prepaid expenses and other	(2,036)
Accounts payable and accrued expenses	9,722
Commissions payable	19,000
Net cash provided by operating activities	7,189
Cash flows from financing activities:	
Proceeds from the issuance of Series B convertible preferred stock	33,750
Proceeds from the issuance of common stock	11,250
Redemption of Series A convertible preferred stock	(8,000)
Net cash provided by financing activities	37,000
Net change in cash and cash equivalents	44,189
Cash and cash equivalents at beginning of year	15,717
Cash and cash equivalents at end of year	$ 59,906
Supplemental cash flow information -	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800
Supplemental non-cash financing activities -	
Redemption of Series A convertible preferred stock in exchange for issuance of Series C convertible preferred stock	$ 12,000

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Corporate Finance Securities, Inc. (the "Company") was incorporated in Delaware on October 2, 2006.

The Company is registered with the Securities Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934, as the Company does not hold customer funds or safekeep customer securities. The Company does not maintain its own security accounts or perform custodial functions related to the security transactions. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of Rule 15c3-3.

Registration

The Company must register with state departments that govern compliance with securities laws for the states in which it does business. The Company generates a substantial amount of commission income in the State of California. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

Concentrations of Credit Risk

Cash and cash equivalents

The Company maintains its cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximate fair value.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Customers

In the normal course of business, the Company's customer activities involve the provision of securities brokerage services for private placement through a small number of representatives (registered and unregistered) with the Company. This is facilitated by entering into "three way agreements" with customers and member offices that enable the Company's representatives to conduct private placement for customers.

Revenue Recognition

Commissions are recorded during the period in which services are performed. Other revenues are related to administrative fees from registered representatives which are recorded when earned according to a predetermined fee schedule and are intended to provide for certain Company administrative costs.

Fair Value Measurements

As of December 31, 2010, the Company measures the fair value of certain of its financial assets on a recurring basis. A fair value hierarchy is used to rank the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets and liabilities, quoted prices in the markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Significant estimates made by the Company's management include but are not limited to, the collectibility of receivables and the realizability of the deferred tax asset. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be treated as a C corporation for income tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements in accordance with the accounting guidance for income taxes. Deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such assets will not be realized through future operations.

The Company recognizes any uncertain income tax positions on income tax returns at the largest amount that is more-likely-than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits as of the date of adoption. There are no unrecognized tax benefits included in the statement of financial condition that would, if recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had $0 accrued for interest and penalties on the Company's statement of financial condition at December 31, 2010.

The Company is subject to taxation in the U.S. and State of California. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2006.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Reclassifications

Certain reclassifications have been made to the prior year financial statement presentation to conform to the current year financial statement presentation.

Subsequent Events

The Company has evaluated and determined that no events have occurred subsequent to the statement of financial condition date and through February 28, 2011, the date of issuance of these financial statements, which would require inclusion or disclosure in its financial statements other than as described in the accompanying notes.

NOTE 2 – INCOME TAXES

For the year ended December 31, 2010, the income tax provision consists of the following:

Federal:	
Current	$ 2,200
Deferred	1,140
	3,340
California:	
Current	1,734
Deferred	760
	2,494
	$ 5,834

The accompanying statement of financial condition reflects a deferred tax asset of $1,420 related to the Company's start-up organizational costs. Income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 15 percent as a result of graduated tax rates, permanent taxable differences and state income taxes.

NOTE 3 – SHAREHOLDERS' EQUITY

Effective April 1, 2010, the Company entered into a series of equity transactions.

Convertible Preferred Stock

The Company redeemed 4 shares of Series A convertible preferred stock ("Series A") at the original subscription price of $5,000 each with dividend rights which terminated on March 31, 2010, in exchange for the issuance of 4 shares of Series C convertible preferred stock ("Series C") at $3,000 per share. The redemption value of the Series A for the issuance of Series C was for $12,000 and the Company paid cash of $8,000 to the shareholders.

Holders of the Company's Series A have the following terms: a cumulative dividend of 8% (payable when and if declared), priority payment rights ahead of the Series B and C convertible preferred stock; voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively. There are no shares outstanding of Series A effective April 1, 2010 and as of December 31, 2010.

Holders of the Company's shares of Series C have the following terms: a cumulative dividend of 7.5% (payable when and if declared), effective April 1, 2010, priority payment rights behind the Series A but equal to the Series B convertible preferred stock ("Series B"); voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively.

The Company issued 9 shares of Series B at $3,750 per share, for total cash proceeds of $33,750. Holders of the Series B shares have the following terms: a cumulative dividend of 6% (payable when and if declared), effective April 1, 2010, priority payment rights behind Series A but equal to Series C; voting rights as provided in the Code of By-Laws and the Amended and Restated Certificate of Incorporation and the Shareholder Agreement; conversion rights, redemption and liquidation rights as provided in the Amended and Restated Certificate of Incorporation and the Shareholder Agreement, respectively.

Common Stock

The Company issued 9,000 shares of common stock at $1.25 per share, for total cash proceeds of $11,250.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Related Party Transactions

During the course of its business, the Company receives administrative fees from and pays commissions and general and administrative expenses to its shareholders and registered representatives.

For the year ended December 31, 2010, the Company earned $98,004 of its other revenues from these related parties. As of December 31, 2010, other receivables from these related parties was $18,367.

For the year ended December 31, 2010, the Company paid $567,460 of its commissions expense to related parties. As of December 31, 2010, commissions payable to these related parties was $19,000. For the year ended December 31, 2010, the Company paid $62,533 of its other general and administrative expenses to related parties, including $12,000 for an office rental sharing arrangement. As of December 31, 2010, accounts payable and accrued expenses due to these related parties was $15,983.

Indemnities and Guarantees

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. The Company indemnifies its officers and director to the maximum extent permitted under the laws of the State of Delaware. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. These indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying statement of financial condition.

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2010, under the most restrictive requirement, the Company had net capital of $41,864 which was $36,864 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.88 to 1.

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2010

	Unaudited Amounts per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease)
Net capital -			
Total shareholders' equity from statement of financial condition	$ 62,370	$ 68,170	$ 5,800
Deductions and/or charges:			
Nonallowable assets included in the following statement of financial condition captions:			
Cash and cash equivalents	1,320	1,320	-
Commission receivables	20,000	-	(20,000)
Other receivables	20,514	20,514	-
Deferred tax asset	1,320	1,420	100
Prepaid expenses and other	3,052	3,052	-
Total deductions and/or charges	46,206	26,306	(19,900)
Net capital	16,164	41,864	25,700
Minimum net capital required	5,000	5,000	-
Excess net capital	$ 11,164	$ 36,864	$ 25,700
Total aggregate indebtedness	$ 42,422	$ 36,722	$ (5,700)
Ratio of aggregate indebtedness to net capital	2.62 to 1	0.88 to 1	

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Shareholders
Corporate Finance Securities, Inc.

In planning and performing our audit of the financial statements of Corporate Finance Securities, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 28, 2011

KMJ | Corbin & Company
Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Corporate Finance Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Corporate Finance Securities, Inc. (the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of checks, noting no differences;

2. Compared the amounts reported in Part III of the Annual Audit Report on Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting a difference as follows;

Item No.	Description	Per SIPC-7	Per KMJ	Difference
2a	Total revenue	$ 715,285	$689,732	$ 25,553

The difference noted above was due to the reclassification of certain reimbursements of expenses from total revenue to expenses.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no adjustments;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (general ledger transaction details by account) supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment, if applicable, applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

As a result of applying these agreed-upon procedures, the Company has overpaid its General Assessment with the differences summarized as follows:

Item No.	Per SIPC-7 submitted	Recomputed by KMJ
2a	$ 715,285	$ 689,732
Total deductions	-	-
SIPC net operating revenues	$ 715,285	$ 689,732
General assessment	$ 1,788	$ 1,724
Less payment made with SIPC-6	(96)	(96)
Less prior overpayment applied	(54)	(54)
Less payment made with SIPC-7	(1,638)	(1,638)
Overpayment	$ 0	$ (64)

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 28, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067566 FINRA DEC
CORPORATE FINANCE SECURITIES INC 12*12
75 MARKET ST STE 305
PORTLAND ME 04101-5041

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Peter Heydenrych (949) 457-8992

2. A. General Assessment (item 2e from page 2) $ 1,788.21

B. Less payment made with SIPC-6 filed (exclude interest) (96.00)

____
Date Paid

C. Less prior overpayment applied (54.00)

D. Assessment balance due or (overpayment) 1,638.21

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,638.21

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,638.21

H. Overpayment carried forward $(_______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Corporate Finance Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 15th day of February, 20 11

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 20 10
and ending Dec 31, 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 715,285

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 715,285

2e. General Assessment @ .0025 $ 1,788.21

(to page 1, line 2.A.)

Corporate Finance Securities, Inc.

SEC ID No. 8-67566

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

For The Year Ended December 31, 2010